August 16, 2019

Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

       Re: MicroVision, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-34170

Dear Mr. Holt:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery